June 18, 2019

Judy Gavant
Executive Vice President and Chief Financial Officer
BAY BANKS OF VIRGINIA INC
1801 Bayberry Court, Suite 101
Richmond, Virginia 23226

       Re: BAY BANKS OF VIRGINIA INC
           Form 10-K
           Filed March 8, 2019
           File No. 000-22955

Dear Ms. Gavant:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K filed March 8, 2019

Form 10-K for Fiscal Year Ended December 31, 2018
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 31

1. We note your disclosure on page 34 of the non-GAAP measure "Net Interest margin excluding the effect of acquisition accounting adjustments". We also note your disclosure in your March 31, 2019 earnings press release of the following non-GAAP measures:
      "ALL plus discounts on acquired loans to gross loans", "Yield on interest-earning assets, excluding accretion of discounts on acquired loans (quarter-to-date annualized)", "Cost of interest-bearing liabilities, excluding amortization of premium on acquired time deposits
      (quarter-to-date annualized)", and "Core Net interest margin". It appears that disclosing financial measures and metrics excluding the impact of purchase accounting represents an individually tailored recognition and measurement method which could result in a misleading financial metric that violates Rule 100(b) of Regulation G. Please refer to
      Question 100.04 of the Compliance and Disclosure Interpretations for guidance.
 Judy Gavant
BAY BANKS OF VIRGINIA INC
June 18, 2019
Page 2
         Therefore, in future filings, including Forms 8-K, please do not disclose financial measures and metrics that exclude the impact of purchase accounting. We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact William Schroeder, Staff Accountant, at 202-551-3294 or John Nolan,
Senior Assistant Chief Accountant, at 202-551-3492 if you have questions.



FirstName LastNameJudy Gavant                                  Sincerely,
Comapany NameBAY BANKS OF VIRGINIA INC
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Corporation Finance
June 18, 2019 Page 2                                           Office of
Financial Services
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